UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2010

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: August 05, 2010

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Mira Rosenzweig, CFO Tel: +972-4-604-8308 Mobile: +972-54-9050703 mirar@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

CAMTEK ANNOUNCES SECOND QUARTER 2010 RESULTS

CONTINUED STRONG IMPROVEMENT IN REVENUES AND PROFITABILITY

MIGDAL HAEMEK, Israel – August 5, 2010 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the quarter ended June 30, 2010.

Main Financial Highlights of the Second Quarter
•	Revenues of $20.8 million representing a 66% year-over-year increase and an 18% sequential increase;
•	Non-GAAP operating income of $1.7 million compared with a non-GAAP operating loss of $2.1 million in the second quarter of 2009. GAAP operating income reached $1.2 million;
•	Non-GAAP net income of $1.4 million compared with a non-GAAP net loss of $2.0 million in the second quarter of 2009. GAAP net income reached $460 thousands; and
•	Cash and cash equivalents balance on June 30, 2010 of $14.1 million.

Results for the three months ended June 30, 2010 on a non-GAAP basis, exclude the following items: (i) expenses with respect to the acquisition of SELA and Printar; (ii) share based compensation expenses and (iii) restructuring expenses due to reorganization in the Company’s subsidiary in Europe. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Second Quarter 2010 Financial Results
Revenues for the second quarter of 2010 increased 66% to $20.8 million, compared to $12.5 million in the second quarter of 2009. Revenues grew 18% sequentially, representing the fifth quarter of continued sequential growth. This growth is a result of increase in demand from our costumers due to improving market conditions as well as our penetration into new customers and new product lines.

Gross profit on a GAAP basis for the quarter was $8.8 million (42.4% of revenues), compared to gross profit of $4.2 million (33.5% of revenues) in the second quarter of 2009. On a non-GAAP basis, gross profit for the quarter of 2010 totaled $9.1 million (43.5% of revenues). The improvement in the gross margin resulted mainly from the increase in revenues.

Operating income on a GAAP basis, in the second quarter of 2010 was $1.2 million compared with an operating loss of $2.1 million in the second quarter of 2009.  Non-GAAP operating income was $1.7 million in the second quarter of 2010.

Net income on a GAAP basis for the second quarter of 2010 totaled $460 thousand, or $0.02 per diluted share, compared to a net loss of $2.1 million, or a loss of $0.07 per share, in the second quarter of 2009. On a Non-GAAP basis, net income in the second quarter of 2010 was $1.4 million, or $0.05 per diluted share.

Cash and cash equivalents as of June 30, 2010 were $14.1 million compared to $16.2 million at the end of the prior quarter. The decrease resulted mainly from an increase in accounts receivable and inventory due to the increase in sales as well as the Company’s expectations of increased future demands.

Roy Porat, Camtek’s General Manager, commented, “We are very happy with our results of the quarter which demonstrate the solid footing underlying the recovery in our markets. The markets in which we operate are all in high utilization, and our clients are actively expanding their capacity by investing in capital equipment.”

Continued Mr. Porat, “Looking ahead into the second half of 2010 and 2011, we see Camtek’s business evolving from a two vertical business to a four vertical one, which will further diversify our exposure to the industry cycles in which we operate. The two new additional product lines of Macro Inspection and Sample Preparation are already starting to contribute to our top line. We have a number of leads and we aim to turn these leads into sales in the coming quarters.

Concluded Mr. Porat, “With regard to our revenue outlook for the third quarter, we anticipate another quarter of sequential top-line growth, with revenues reaching between $22-24 million.”

Conference Call
Camtek will host a conference call today, August 5, 2010, at 9:00 am ET. Roy Porat, General Manager of Camtek and Mira Rosenzweig, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 407 2553	at 9:00 am Eastern Time
Israel:	03 918 0610	at 4:00 pm Israel Time
International:	+972 3 918 0610

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd provides automated solutions dedicated for enhancing production processes and yield, enabling our customers new technologies in two industries: Semiconductors, Printed Circuit Board (PCB) & IC Substrates.

Camtek addresses the specific needs of these industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	June 30,	December 31,
	2010	2009
	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	14,136	15,802
Accounts receivable, net	25,717	18,712
Inventories	16,556	14,176
Due from affiliates	134	344
Other current assets	1,822	1,691
Deferred tax asset	68	68
Total current assets	58,433	50,793

Fixed assets, net	15,261	15,394

Long term inventory	3,541	4,661
Deferred tax asset	98	98
Other assets, net	460	460
Intangible assets *	4,298	4,356
Goodwill	3,653	3,653
	12,050	13,228
Total assets	85,744	79,415

Liabilities and shareholders’ equity
Current liabilities
Accounts payable – trade	8,863	4,494
Convertible loan – current portion	1,666	1,666
Other current liabilities	14,980	12,945
Total current liabilities	25,509	19,105
Long term liabilities
Liability for employee severance benefits	482	487
Other long term liabilities *	9,137	8,802
	9,619	9,289
Total liabilities	35,128	28,394

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,347,170 in 2010 and 31,328,119 in 2009, outstanding
29,254,794 in 2010 and 29,235,743 in 2009	132	132
Additional paid-in capital	60,379	60,297
Retained earnings (accumulated losses)	(7,997)	(7,510)
	52,514	52,919
Treasury stock, at cost ( 2,092,376 in 2010 and 2009)	(1,898)	(1,898)
Total shareholders' equity	50,616	51,021
Total liabilities and shareholders' equity	85,744	79,415

 (*) Relates to Printar and SELA acquisition

Camtek Ltd.
Consolidated Statements of Operations

(In thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	U.S. dollars		U.S. dollars		U.S. dollars

Revenues	38,433	21,798	20,806	12,510	53,521
Cost of revenues	22,597	14,146	11,985	8,319	36,039

Gross profit	15,836	7,652	8,821	4,191	17,482

Research and development costs	6,224	4,896	3,138	2,309	10,319
Selling, general and administrative expenses	8,824	9,864	4,483	4,008	17,667

	15,048	14,760	7,621	6,317	27,986

Operating income (loss)	788	(7,108)	1,200	(2,126)	(10,504)

Financial income (expenses), net	(1,011)	(281)	(579)	96	(952)

Income (loss) before income taxes	(223)	(7,389)	621	(2,030)	(11,456)

Income tax	(264)	(145)	(164)	(52)	(386)

Net income (loss)	(487)	(7,534)	457	(2,082)	(11,842)

Net income (loss) per ordinary share:

Basic	(0.02)	(0.26)	0.02	(0.07)	(0.40)

Diluted	(0.02)	(0.26)	0.02	(0.07)	(0.40)

Weighted average number of ordinary shares outstanding:

Basic	29,248	29,209	29,254	29,212	29,218

Diluted	29,248	29,209	30,084	29,212	29,218

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Six Months ended		Three Months ended		Year ended
	June 30,		June 30,		December 31,
	2010	2009	2010	2009	2009
	U.S. dollars		U.S. dollars		U.S. dollars

Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	(487)	(7,534)	457	(2,082)	(11,842)

Acquisition of Sela and Printar related expenses (1)	1,273	-	626	-	1,264
Inventory write -downs (2)	-	-	-	-	3,213
Share-based compensation	82	102	41	62	148
Write off of other assets	-	-	-	-	102
Restructuring expenses (3)	265	-	265	-	-
Non-GAAP net income (loss)	1,133	(7,432)	1,389	(2,020)	(7,117)

Non –GAAP net income (loss) per share , basic and diluted	(0.04)	(0.26)	0.05	(0.07)	(0.24)

Gross margin on GAAP basis	41%	35%	42%	33.5%	33%
Reported gross profit on GAAP basis	15,836	7,652	8,821	4,191	17,482

Acquisition of Sela and Printar related expenses (1)	517	-	237	-	396
Inventory write off (2)	-	-	-	-	3,213
Non GAAP gross margin	42.5%	35%	43.5%	33.5%	39%
Non-GAAP gross profit	16,353	7,652	9,058	4,191	21,093

Reported operating income (loss ) attributable to Camtek Ltd. on GAAP basis	788	(7,108)	1,200	(2,126)	(10,504)

Acquisition of Sela and Printar related expenses (1)	517	-	237	-	678
Inventory write- downs (2)	-	-	-	-	3,213
Share-based compensation	82	102	41	62	148
Write of other assets	-	-	-	-	102
Restructuring expenses (3)	265	-	265	-	-

Non-GAAP operating income (loss)	1,652	(7,006)	1,743	(2,064)	(6,363)

(1)
During the three and six months ended June 30, 2010 and the twelve months ended December 31, 2009, the Company recorded acquisition expenses of $0.63 million, $1.3 million, and $1.3 million, respectively, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0.2 million, $0.4 million and $0.4 million, respectively. These amounts are recorded under cost of revenues line item. (2) Revaluation adjustments of $0.4 million, $0.8 million and $0.6 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item and (3) $0.05 million, $0.1 million and $0.1 million with respect to amortization of intangible assets acquired recorded under cost of revenues line item.

The twelve months ended December 31, 2009 also include restructuring expenses of $0.2 million related to the integration of the acquired operations, mainly the abandonment of certain rented properties, recorded under general and administrative expenses line item.

(2)
During the year ended December 31, 2009 the Company recorded inventory write downs in the amount of $2.6 million due to a strategic decision by the Company to discontinue certain old products and an additional amount of $0.6 million, from a write down of software purchased from a former single source supplier which has been replaced by internally developed software.

(3)
The Company has entered into a Memorandum of Understanding with a Belgian company, according to which, commencing June 2010, this company will distribute the Company’s products for the PCB industry in Europe, subject to and in accordance with terms and conditions referred to in the agreement. Therefore the Company implemented a restructuring plan in its Belgium subsidiary which includes mainly a reduction in workforce and recorded $0.3 million as restructuring expenses under selling, general and administrative expenses line item.